SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

Duff & Phelps Utility and Corporate Bond Trust Inc.

(Name of Subject Company (Issuer))

Auction Market Preferred Shares, Series TH7

(Title of Class of Securities)

26432K 30 6

(CUSIP Number of Class of Securities)

Nathan I. Partain Duff & Phelps Utility and Corporate Bond Trust Inc. 200 South Wacker Drive, Suite 500 Chicago, Illinois 60606	Lawrence R. Hamilton, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$45,600,000 (a)	$5,225.76 (b)

(a)	Calculated based on the maximum aggregate purchase price of $45,600,000 (excluding accrued and unpaid dividends, fees and expenses to be paid by the Issuer for shares in the offer.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,225.76	Filing Party: Duff & Phelps Utility and Corporate Bond Trust Inc.
Form or Registration No.: SC TO-I	Date Filed: May 3, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Duff & Phelps Utility and Corporate Bond Trust Inc., a Maryland corporation registered as a closed-end investment company under the Investment Company Act of 1940 (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on May 3, 2012 (the “Schedule TO”), and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934. The Schedule TO relates to the Fund’s offer to purchase for cash Auction Market Preferred Shares, Series TH7, par value $0.01 per share, of the Fund (“Series TH7 AMPS”), having an aggregate liquidation preference of up to $47,500,000 (excluding Accrued Dividends (as defined below), fees and expenses), upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Each holder of Series TH7 AMPS that validly tendered, and did not validly withdraw, its Series TH7 AMPS, and which Series TH7 AMPS were accepted for purchase by the Fund upon the terms and subject to the conditions set forth in the Offer to Purchase, will receive $24,000 per share of Series TH7 AMPS, equal to 96% of the $25,000 liquidation preference per share of Series TH7 AMPS. Each holder of Series TH7 AMPS that validly tendered, and did not validly withdraw, its Series TH7 AMPS, and whose Series TH7 AMPS were accepted for purchase by the Fund, will also receive accrued and unpaid dividends from the last applicable dividend payment date to, but not including, June 19, 2012 (“Accrued Dividends”).

Item 11.

Item 11 of the Schedule TO is hereby amended to add the following language thereto:

The Fund’s tender offer expired at 5:00 p.m. Eastern time on June 18, 2012. The Fund has accepted for purchase $5,425,000.00 in aggregate liquidation preference of Series TH7 AMPS (consisting of 217 shares of Series TH7 AMPS). The total purchase price for the Series TH7 AMPS accepted for purchase pursuant to the tender offer (including Accrued Dividends) was $5,208,872.34.

Item 12.	Exhibits.

Item 12 is hereby amended to add the following exhibit:

Exhibit No.	Document

(a)(5)(iii)	Press Release issued by the Fund dated June 19, 2012.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Duff & Phelps Utility and Corporate Bond Trust Inc.

By:	/s/ Nathan I. Partain
Name: Nathan I. Partain
Title: President and Chief Executive Officer

Dated: June 19, 2012

Exhibit Index

Exhibit No.	Document

(a)(1)(i)[1]	Offer to Purchase dated May 3, 2012.

(a)(1)(ii)[1]	Letter of Transmittal (including Form W-9).

(a)(1)(iii)[1]	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)[1]	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)[1]	Notice of Withdrawal.

(a)(5)(i)[1]	Press Release issued by the Fund dated May 3, 2012.

(a)(5)(ii)[2]	Press Release issued by the Fund dated June 4, 2012.

(a)(5)(iii)	Press Release issued by the Fund dated June 19, 2012.

(b)(1)[1]	Committed Facility Agreement, dated as of March 6, 2009, between the Fund and BNP Paribas Prime Brokerage, Inc.

(d)(1)	Form of Amended and Restated Auction Agency Agreement (Incorporated by reference from post-effective amendment no. 5 to the Fund’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-07358)

1	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 3, 2012.

2	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on June 4, 2012.